Management’s Discussion & Analysis

Forward-Looking Statements

Management’s Discussion and Analysis (“MD&A”) provides a review and analysis of the performance of Northgate Minerals Corporation (“Northgate” or the “Corporation”) over the past two years, highlighting various trends and issues. Risks that can be expected to impact future operations are also discussed. These issues and risks may cause actual results to differ materially from those described in forward-looking statements contained in the MD&A. Where used, the words “anticipate”, “expect”, “intended”, “forecast”, “should”, and similar expressions are intended to identify forward-looking statements.

Northgate expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

Introduction

This MD&A of the results of operations and liquidity and capital resources of Northgate for the 2010 and 2009 fiscal years should be read in conjunction with the consolidated financial statements and related notes. All the financial information presented herein is expressed in United States (“US”) dollars, unless otherwise stated. Financial information presented in tables is expressed in thousands of US dollars, unless otherwise indicated. The accompanying consolidated financial statements and related notes are presented in accordance with Canadian generally accepted accounting principles (“GAAP”). These statements, together with this MD&A dated March 28, 2011, are intended to provide shareholders with a reasonable basis for assessing the operational and financial performance of Northgate, as well as certain forward-looking statements relating to Northgate’s potential future performance. Additional information can be found in Northgate’s Annual Information Form (“AIF”), which is filed with the Canadian Securities regulatory authorities on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and Northgate’s annual report on Form 40-F, which is filed with the US Securities and Exchange Commission (“SEC”) at www.sec.gov.

Executive Overview

Northgate is a leading gold and copper producer with mining operations, development projects and exploration properties in Canada and Australia. Its principal assets are the Fosterville and Stawell Gold mines in Victoria, Australia, the Kemess South mine in north-central British Columbia and the Young-Davidson development property in northern Ontario. Northgate’s common shares trade on the Toronto Stock Exchange under the symbol NGX and on the NYSE Amex under the symbol NXG.

Northgate Minerals Corp.
Annual Report 2010

Management’s Discussion & Analysis

Key Performance Indicators

A summary of the key performance indicators for the past three years is shown in the table below.

	2010	2009	2008[1]
Revenue	$485,047	$484,976	$460,988
Net earnings (loss) before income taxes	(55,972)	(42,787)	40,470
Net earnings (loss)	(71,704)	(49,506)	10,720
Per basic common share	(0.25)	(0.19)	0.04
Per diluted common share	(0.25)	(0.19)	0.04
Total assets	905,484	741,679	591,629
Long- term liabilities	181,597	37,640	61,778
Metal production
Gold (ounces)	272,713	362,398	354,800
Copper (thousands pounds)	40,666	52,496	51,906
Realized metal prices
Gold ($/ounce)	1,256	994	873
Copper ($/pound)	3.61	2.87	2.78
Foreign exchange rates
US dollar (“US$”)/Canadian dollar (“Cdn$”)	0.97	0.88	0.94
US$/Australian dollar (“A$”)	0.92	0.79	0.86
Net cash cost ($ per ounce) [2]	660	477	447

[1]	On February 18, 2008, Northgate acquired Perseverance Corporation Ltd. (“Perseverance”), an Australian gold producer with two fully-permitted gold mines. 2008 financial figures include the results of Northgate’s Australian operations from February 19, 2008 to December 31, 2008.
[2]	The net cash cost of production per ounce of gold is a non-GAAP measure. Refer to page 51 for a discussion of non-GAAP measures.

Total revenues in 2010 were consistent with 2009, driven by a 26% increase in the price of gold and a 46% increase in the price of copper, which offset lower metal sales. A loss of $13,768,000 was recognized in revenue for the year ended December 31, 2010 (2009 – $37,674,000) for the change in fair value of outstanding copper forward sales contracts. Total revenues increased in 2009 from 2008 due to increased gold sales and higher gold prices.

Northgate recorded a net loss of $71,704,000 or $0.25 per diluted common share in 2010, which includes a $76,936,000 impairment recorded against the carrying value of long-lived assets at Fosterville (refer to discussion in Fosterville Gold Mine Performance section below) and a $3,475,000 write-down of certain exploration tenements in Australia. Northgate’s net earnings in 2010 included an income tax expense of $15,732,000, $12,727,000 attributable to its Canadian operations and $3,005,000 attributable to its Australian operations. The Corporation was not cash taxable in 2010. Northgate’s net loss in 2009 of $49,506,000 or $0.19 per diluted common share included an impairment of $83,486,000 recorded against the carrying value of long-lived assets at Fosterville and an other than temporary impairment of $10,979,000 on its investments in auction rate securities (“ARS”). The net loss in 2009 included an income tax expense of $6,719,000 attributable entirely to its operations in Canada. Net earnings of $10,720,000 in 2008 included an income tax expense of $29,750,000 due primarily to the reversal of a future income tax (“FIT”) asset related to British Columbia mineral taxes, which had been recognized in 2007 when the consensus forward price of copper was in excess of $3.00 per pound. The tax expense also reflected the FIT of Northgate’s copper forward sales portfolio, which was in a significant asset position at the end of 2008.

Per share data is based on the weighted average diluted number of shares outstanding of 290,922,452, 264,603,527 and 255,453,093 in 2010, 2009 and 2008, respectively. As of March 28, 2011, the Corporation had 291,899,281 issued and outstanding common shares and 9,228,200 outstanding stock options.

Northgate Minerals Corp.
Annual Report 2010

Total assets increased to $905,484,000 in 2010 from $741,679,000 in 2009. This increase resulted primarily from a higher cash and cash equivalent balance arising from cash flow from operations of $87,285,000 and the proceeds from Northgate’s October 2010 convertible senior notes offering, which was partially used for capital development during the year. This increase was partially offset by an impairment recorded against the carrying value of long-lived assets at Fosterville. Total assets also increased from 2009 as a result of the stronger Australian and Canadian dollars versus the US dollar. In 2009, total assets increased from the 2008 value of $591,629,000 primarily as a result of strong cash flow from operations and the proceeds from Northgate’s September 2009 equity offering, which was partially offset by an impairment recorded against the carrying value of long-lived assets at Fosterville.

Total long-term liabilities consist mainly of long-term debt, provision for site closure and reclamation costs and FIT liability. Total long-term liabilities increased by $143,957,000 to $181,597,000 in 2010, mainly as a result of the Corporation’s issuance of convertible senior notes in October 2010. The convertible senior notes were accounted for as a compound financial instrument with the debt component recorded in liability and the conversion feature recorded in shareholders’ equity. The debt component as of December 31, 2010 was $131,235,000. The non-current FIT liability of $11,343,000 as of December 31, 2010 was mainly the result of the temporary difference related to the development spending on the Young-Davidson project, which are capitalized as mineral property, plant and equipment for accounting purposes, but deductible as Canadian exploration expenditure for income tax purposes. In 2009, long-term liabilities decreased 39% from 2008 mainly due to a $13,860,000 decrease in long-term site closure and reclamation costs, which were reclassified as current liabilities to reflect reclamation expenditure at the Kemess South mine expected to be incurred in 2010. In addition, the non-current FIT liability reversed in 2009 as Northgate’s copper forward sales contracts reversed from a gain to a loss position at the end of 2009.

Fosterville and Stawell produced 100,441 and 71,482 ounces of gold, respectively, in 2010 compared with 103,360 and 85,998 ounces of gold in 2009. At Fosterville, a re-sequencing of ore reserves from several mining levels in the Phoenix and Ellesmere zones and temporary ground issues in the Ellesmere area resulted in decreased mining rates during the second half of 2010. At Stawell, the decrease in gold production was due to changes to the orebody model resulting in a mining sequence change, which resulted in mining of lower-grade ore. Metal production at Kemess South continued to decline in 2010 as ore grades declined towards the end of its reserve life. Mining activities at Kemess South were completed in March 2011 according to plan. Gold production at Kemess South was 100,790 ounces in 2010 compared with 173,040 ounces in 2009 and 185,162 ounces in 2008. Copper production at Kemess South was 40.7 million pounds in 2010 compared with 52.5 million pounds in 2009 and 51.9 million pounds in 2008.

A commonly used performance metric in the gold mining industry is the net cash cost to produce an ounce of gold (see non-GAAP measures on page 51). The net cash cost is calculated by subtracting the net non-gold by-product revenues from the actual cash cost of production. At Kemess South, the net cash cost of production in 2010 was $363 per ounce, which was slightly higher than the net cash cost of $348 per ounce in 2009. The difference was attributable to a higher Canadian dollar relative to the US dollar, but was also offset by stronger copper prices in 2010. During 2010, the Canadian dollar traded within a range of US$/Cdn$0.93 to US$/Cdn$1.00, hitting a 2010 low in February before bouncing back to just above parity in April. As the sovereign debt crisis in Greece unfolded in May, the US dollar strengthened against most currencies. The Canadian dollar then traded sideways in the third quarter, eventually breaking through parity and reaching a 2010 high at the end of the year. The average copper price on the London Metal Exchange (“LME”) in 2010 was $3.42 per pound, reducing the net cash cost at Kemess South. In 2011, Kemess South is projected to end production in March as low-grade stockpiles are processed and depleted. The combined effect of lower ore grades and a stronger Canadian dollar is expected to yield an average net cash cost of $285 per ounce in 2011.

At Fosterville, the net cash cost of production in 2010 was $738 per ounce compared to $576 per ounce in 2009 due to a strengthening Australian dollar relative to the US dollar, which averaged 16% higher in the most recent year, combined with higher mining costs and slightly lower production. The net cash cost at Stawell in 2010 was $969 per ounce compared to $616 per ounce in 2009 resulting from the stronger Australian dollar relative to the US dollar and lower production than forecast. Cash costs in 2011 are expected to be in the range of $885 to $930 per ounce at Fosterville and $800 to $850 per ounce at Stawell.

Northgate Minerals Corp.
Annual Report 2010

Management’s Discussion & Analysis

Commodity Price and Exchange Rates

The gold price (US$ per troy ounce) on the London Bullion Market (“LBM”) ended 2009 at $1,088 per ounce, having dropped from an all-time high of $1,214 per ounce in the fourth quarter of 2009. In the first quarter of 2010, the gold price traded within a $100 range before breaking through its all-time high in May and reaching new highs in June over concern that a number of European nations may require emergency access to the European Financial Stability Facility set up by the European Union and the International Monetary Fund. After a short-lived correction in July, the price of gold resumed its climb in anticipation of further quantitative easing by the US Federal Reserve and hit a new all-time high of $1,421 per ounce in November upon the announcement by the US Federal Reserve of $600 billion in quantitative easing measures. Concurrently, the US dollar lost ground against most major world currencies.

The copper price closed 2009 at $3.33 per pound on the LME and soon traded between the $2.80 and $3.60 range for the first three quarters of the year before breaking through the $4.00 mark in November and eventually reaching a 2010 and all-time high of $4.42 at year-end. Various factors contributed to the price volatility, from the financial crisis in the Eurozone to the anticipation of further quantitative easing by the US Federal Reserve to support a sluggish economic recovery. Furthermore, a drop in the US dollar against major world currencies, reduction in copper inventories, and a smaller copper surplus played a role in strengthening copper prices.

The gold-copper concentrate produced by the Kemess South mine was being shipped to Xstrata Canada Corporation’s (“Xstrata”) Horne smelter (Rouyn-Noranda, Quebec) for smelting and refining until the third quarter of 2010, when Xstrata exercised its option to divert Kemess South concentrate at its Horne smelter. Since then, Kemess South concentrate has been delivered to the Port of Vancouver for shipments to offshore smelters. Northgate’s realization on sales of concentrate remains unchanged under the terms of its contract with Xstrata. Annual terms for processing of concentrate in 2010 were $46.50 per dry metric tonne (“dmt”) of concentrate and $0.0465 per pound of copper ($46.50/4.65) . Annual terms have been settled at $56.00/5.60 for 2011.

The Canadian dollar performed erratically in 2010 against the US dollar, reaching a low of US$/Cdn$0.93 in February before climbing to a high of and closing the year at $1.00. The Australian dollar followed a similar pattern but with a wider range, reaching a low of US$/A$0.81 in early June before hitting a high of and closing the year at $1.02.

The balance of this MD&A contains a detailed discussion of the factors contributing to Northgate’s financial results for the past two years.

Northgate Minerals Corp.
Annual Report 2010

Fosterville Gold Mine Performance

	2010	2009
Operating Data
Ore mined (tonnes)	729,080	780,195
Ore milled (tonnes)	817,535	781,879
Ore milled per day (tonnes)	2,239	2,141
Gold
Grade (g/t)	4.57	4.79
Recovery (%)	82	85
Production (ounces)	100,441	103,360
Sales (ounces)	100,544	103,518
Net cash cost ($/ounce)	738	576
Financial Data
Revenue	$123,462	$100,140
Cost of sales	74,145	59,693
Loss from operations	(75,409)	(79,861)
Cash flow from operations	37,492	34,960
Capital expenditures [1]	49,868	36,075

1

Capital expenditures include plant and equipment acquired through financing.

Operational Performance

For the second year in a row, the Fosterville Gold mine produced over 100,000 ounces of gold. Production in 2010 of 100,441 ounces of gold represented a slight decrease from 103,360 ounces in 2009. A re-design of ore reserves on several mining levels during the second half of the year, coupled with temporary ground issues in the Ellesmere area during the fourth quarter, necessitated the processing of low-grade surface stockpiles resulting in slightly lower gold production for the year. In 2010, Fosterville produced a quarterly record of 28,476 ounces of gold in the second quarter.

In 2010, 729,080 tonnes of ore at a grade of 4.96 grams per tonne (“g/t”) were mined and mine development advanced 8,317 metres (“m”), compared with 780,195 tonnes of ore at a grade of 4.80 g/t and 8,520 m advanced in 2009. Mining rates were lower in 2010 compared to the same period last year due to the re-design of ore reserves and temporary ground issues during the fourth quarter, which have since been rectified.

During 2010, 817,535 tonnes of ore at a grade of 4.57 g/t were milled compared with 781,879 tonnes of ore at a grade of 4.79 g/t in 2009. Gold recoveries in the milling circuit of 82% were lower than the 85% achieved in 2009, as a result of processing low-grade surface stockpile and a higher proportion of black shale ore. However, this was partially offset by a 5% increase in throughput.

Total operating costs for the year were A$80,614,000 (2009 – A$74,481,000), equating to an overall unit operating cost of A$99 (2009 – A$95) per tonne of ore milled. Mining costs were A$60 (2009 – A$52) per tonne of ore mined and milling costs were A$35 (2009 – A$34) per tonne of ore milled. Unit costs were higher as a result of higher mining costs, which were negatively impacted by the lower mine throughput. Unit operating costs are forecast to increase by 12% in 2011, as a result of a 36% increase in operating development.

The 2010 net cash cost of $738 per ounce was 28% higher than in 2009 due to a strengthening Australian dollar relative to the US dollar, combined with higher mining costs and slightly lower production. Fosterville is forecasting production of 97,000 – 102,000 ounces of gold in 2011 at a net cash cost of $885 – $930 per ounce using a US$/A$ exchange rate of $1.00.

Northgate Minerals Corp.
Annual Report 2010

Management’s Discussion & Analysis

Financial Performance

Fosterville’s revenue in 2010 increased by 23% to $123,462,000 from the previous year due to higher gold prices. Cost of sales increased by 24% to $74,145,000 as a result of higher mining costs and a stronger Australian dollar. Depreciation and depletion expense, which is calculated using the units of production method, increased from $30,168,000 in 2009 to $36,614,000 in 2010 primarily as a result of the increase in tonnes milled and a stronger Australian dollar. The loss from operations before income taxes in 2010 was $75,409,000 compared to $79,861,000 in 2009. The loss in 2010 includes an impairment write-down recorded on the carrying value of the Fosterville asset group of $76,936,000 (2009 – $83,486,000), which is described below.

In 2010, Fosterville generated $37,492,000 in cash flow from operations compared to cash flow from operations of $34,960,000 in the same period last year. Total investment in capital expenditures at Fosterville during 2010 was $49,868,000, consisting of $36,686,000 for mine development and $11,319,000 for the acquisition of plant and equipment, which included $1,589,000 acquired through equipment financing. Investment in capital expenditures in 2009 was $36,075,000, consisting of $22,706,000 for mine development and $12,834,000 for plant and equipment, which included $1,269,000 acquired through equipment financing. Mine development expenditures in 2010 included approximately $16,035,000 to prepare the Harrier zone for production in 2011.

Impairment of Fosterville Mineral Property

At the end of each year, Northgate re-estimates reserves at all of its properties and revises its life of mine (“LOM”) plans. LOM plans incorporate management assumptions and estimates of revenues and related costs, as well as the conversion of a portion of resources to reserves over the LOM. When this annual exercise was performed in early 2011, there were indicators of impairment at the Fosterville Gold mine as of December 31, 2010 and consequently a recoverability test was performed for the long-lived assets. A potential impairment is determined if the carrying values of the assets, which generate independent and identifiable cash flows (in this case the Fosterville mine), exceed the undiscounted pre-tax cash flows expected from their use and eventual disposition. If a potential impairment is identified, the actual value of the impairment is calculated by comparing the fair value of the long-lived assets to their accounting carrying value. The fair value of the Fosterville mine as at December 31, 2010 was established by using a LOM discounted cash flow (“DCF”) model incorporating the following assumptions: gold prices of A$1,350/oz for 2011, A$1,300/oz for 2012 to 2013, A$1,250/oz for 2014 to 2015 and A$1,200/oz thereafter; a discount rate of 6.5%; and a net asset value (“NAV”) multiplier of 1.0x.

The impairment at Fosterville arose as a result of adverse changes to the LOM plan in three areas. Firstly, when the results of the 2010 resource definition drilling in the Harrier orebody and the Phoenix extension area were analyzed as part of the year-end reserve and resource estimation process, it showed the geometry of these areas to be more complex and less continuous than originally projected, which necessitated a 9% reduction in the estimated grade of ore scheduled for milling during the LOM. Secondly, as a result of the increased complexity of these orebodies, estimates of capital development costs also increased. Lastly, as a result of the downward revision to the grade of ore processed, the estimate of future gold recovery was reduced by 3% to approximately 85%.

Northgate Minerals Corp.
Annual Report 2010

Stawell Gold Mine Performance

	2010	2009
Operating Data
Ore mined (tonnes)	772,850	707,283
Ore milled (tonnes)	826,454	759,819
Ore milled per day (tonnes)	2,258	2,081
Gold
Grade (g/t)	3.23	4.07
Recovery (%)	83	87
Production (ounces)	71,482	85,998
Sales (ounces)	71,025	87,110
Net cash cost ($/ounce)	969	616
Financial Data
Revenue	$87,711	$85,515
Cost of sales	69,403	52,998
Loss from operations	(36,491)	(6,035)
Cash flow from operations	14,544	27,087
Capital expenditures [1]	36,124	33,350

1

Capital expenditures include plant and equipment acquired through financing.

Operational Performance

The Stawell mine produced 71,482 ounces of gold in 2010, which was lower than the previous year’s production. A combination of complex geology in the orebody, poor reserve performance on the reserve extremities and ventilation restrictions hampered production throughout the year. Stawell’s production has gradually improved since the poor performance during the second quarter of the year and the mine is projected to improve production in 2011 by at least 20%.

In 2010, 772,850 tonnes of ore at a grade of 3.48 g/t were mined compared to 707,283 tonnes of ore at a grade of 4.31 g/t in 2009. Improved mine output was overshadowed by poor grade performance. The mining development advance for 2010 was 6,721 m compared with 7,016 m in 2009. Mining development in 2010 was focused on advancing the GG6 decline and in the GG7, GG5L, GG3, North Magdala and the C7/U3 mining fronts.

In 2010, 826,454 tonnes of ore at a grade of 3.23 g/t were milled compared with 759,819 tonnes of ore at a grade of 4.07 g/t in 2009. Due to the issues Stawell experienced in the second quarter of the year, low-grade stockpiles were processed, resulting in lower production and recoveries. Gold recoveries in the mill of 83% were lower than the previous year. However, a flotation circuit improvement project that was undertaken in 2010 is expected to improve recoveries in 2011, which are expected to average 88% for the year.

Total operating costs during 2010 were A$75,251,000 (2009 – A$66,591,000) equating to an overall unit operating cost of A$91 (2009 – A$87) per tonne of ore milled. Mining costs were A$65 (2009 – A$58) per tonne of ore mined and milling costs were A$23 (2009 – A$24) per tonne of ore milled. The increase in unit operating costs was primarily attributable to the increase in mining costs, which were high due to additional production drilling and higher equipment maintenance costs. Unit costs are expected to decline in 2011 as mine output is expected to increase by 9%.

The net cash cost of production for the year of $969 per ounce (2009 – $616) was negatively impacted by lower gold production and higher mining costs. In 2011, Stawell is forecast to produce 86,000 – 91,000 ounces of gold at a net cash cost between $800 – $850 per ounce using a US$/A$ exchange rate of $1.00.

Northgate Minerals Corp.
Annual Report 2010

Management’s Discussion & Analysis

Financial Performance

Stawell’s revenue for the year of $87,711,000 was higher than revenues generated in 2009 of $85,515,000 as lower gold production was offset by higher gold prices throughout the year. The cost of sales for this period was $69,403,000 compared to $52,998,000 in 2009 and the depreciation and depletion expense was $47,082,000 compared to $33,380,000 in 2009. The increase in cost of sales and depreciation and depletion expense reflect the higher ore production and mill throughput, as well as an increased amortization rate as a result of the substantial capital upgrades made since Northgate acquired the mine. The stronger Australian dollar also contributed to the higher US dollar-denominated costs. The mine recorded a loss from operations for the period of $36,491,000 compared to a loss of $6,035,000 in 2009.

Stawell generated $14,544,000 in cash flow from operations during the year compared to $27,087,000 in 2009. Total investment in capital expenditures at Stawell during 2010 was $36,124,000 compared to $33,350,000 in 2009. Investment in capital expenditures in 2010 consisted of $23,430,000 for mine development and $12,705,000 for plant and equipment, which included $3,484,000 acquired through equipment financing. In 2009, investment in capital expenditures consisted of $21,789,000 for mine development and $11,560,000 for plant and equipment, which included $1,465,000 acquired through equipment financing.

Northgate Minerals Corp.
Annual Report 2010

Kemess South Mine Performance

	2010	2009
Operating Data
Ore plus waste mined (tonnes)	38,045,427	30,292,285
Ore mined (tonnes)	18,632,507	15,965,275
Stripping ratio (waste/ore)	1.04	0.90
Ore stockpile rehandle (tonnes)	1,999,523	6,380,062
Ore milled (tonnes)	18,748,466	18,352,557
Ore milled per day (tonnes)	51,361	50,265
Gold
Grade (g/t)	0.273	0.445
Recovery (%)	61	66
Production (ounces)	100,790	173,040
Sales (ounces)	97,730	180,040
Copper
Grade (g/t)	0.126	0.161
Recovery (%)	78	81
Production (thousand pounds)	40,666	52,496
Sales (thousand pounds)	38,939	51,188
Net cash cost ($/ounce)	363	348
Financial Data
Revenue	$287,642	$337,052
Cost of sales	179,010	188,109
Earnings from operations	71,681	97,028
Cash flow from operations	63,294	106,003
Capital expenditures	6,375	7,553

Operational Performance

Gold and copper production at Kemess South in 2010 was 100,790 ounces and 40.7 million pounds, respectively. Ore production was sourced from the eastern end of the Kemess South pit and will continue there until the end of the mine-life in March 2011.

Ore and waste mined from the open pit totalled 38.0 million tonnes in 2010 compared to 30.3 million tonnes mined in the prior year. In 2010, approximately 17.1 million tonnes of crushed waste rock previously stored in the eastern end of the open pit was moved into the western end to provide access to east pit ore. The unit cost for mining in 2010 decreased to Cdn$1.13 per tonne moved compared with Cdn$1.61 per tonne in 2009 due to a combination of shorter haul distances from the eastern end of the pit and higher tonnes of waste and ore mined.

Mill throughput of 51,361 tonnes per day (“tpd”) in 2010 was slightly higher than mill throughput of 50,265 tpd in 2009. Mill availability of 91% during 2010 was also consistent with the 91% achieved in 2009.

Average gold and copper recoveries in 2010 were 61% and 78%, respectively, compared with 66% and 81% recorded in 2009. As ore milled in 2010 was sourced from the low-grade eastern end of the pit, recoveries were expected to be lower than those in 2009 when more than half the ore milled was sourced from the higher-grade western end of the open pit.

Northgate Minerals Corp.
Annual Report 2010

Management’s Discussion & Analysis

The average unit cost of production at Kemess South in 2010 was Cdn$9.85 per tonne milled, which was 14% lower than the Cdn$11.42 per tonne milled in 2009. These unit costs include marketing costs of Cdn$2.26 in 2010 and Cdn$3.05 in 2009, comprised mainly of treatment and refining costs and concentrate transportation fees. The decrease in unit cost was due primarily to lower mining costs as a result of shorter ore and waste haul distances from the eastern end of the pit. Also supporting the improved costs were lower settlement terms for treatment and refining charges in 2010 relative to the prior year. Although total tonnes moved were 26% higher, site operating costs dropped by about 7% due to the much lower mining costs driven by lower haul distances, as well as lower marketing costs. The net cash cost of production was $363 per ounce of gold produced in 2010, compared with $348 per ounce in 2009. The slightly higher cash cost in 2010 was attributable to lower gold production and a higher Canadian dollar relative to the US dollar, but was also offset by stronger copper prices and lower operating costs.

Metal concentrate inventory decreased to about 8,000 wet metric tonnes during the fourth quarter of 2010 due to improved rail car availability. Inventory balances have steadily declined since year-end and Northgate expects all of its production and concentrate inventory at Kemess South to be shipped to the smelting facility by early April 2011.

The Kemess South mine is forecast to produce 12,000 ounces of gold and 5.3 million pounds of copper during 2011 at a net cash cost of $285 per ounce using copper prices of $4.00 per pound and a US$/Cdn$ exchange rate of $1.00.

Financial Performance

Revenue generated from the Kemess South mine in 2010 was $287,642,000 compared with $337,052,000 in 2009 and declined due to lower metal production, which was partially offset by higher gold and copper prices during the year. Metal sales in 2010 consisted of 97,730 ounces of gold and 38.9 million pounds of copper compared with 180,040 ounces of gold and 51.2 million pounds of copper in 2009.

During 2010, the price of gold on the LBM averaged $1,225 per ounce and the price of copper on the LME averaged $3.42 per pound. Net realized prices for sales during the year were approximately $1,309 per ounce of gold and $3.61 per pound of copper. The realized prices reported differ from the average annual reference prices as the realized price calculation incorporates the actual settlement price for prior period sales, as well as the forward price profiles of both metals at December 31 for unpriced sales. For the first three quarters of 2010, the metal pricing quotational period was three months after the month of arrival (“MAMA”) at the receiving facility for copper and one MAMA for gold produced at Kemess South. Commencing in the fourth quarter of 2010, the metal pricing quotational period was three months after the month of ship loading for copper and one month after the month of ship loading for gold produced at Kemess South. Northgate also hedged 32.8 million pounds of its 2010 copper sales, which decreased the realized price of copper by $0.14 per pound. The average market prices for gold and copper in 2009 were $973 per ounce and $2.34 per pound, respectively, while realized prices were $1,020 per ounce and $2.87 per pound.

The cost of sales in 2010 was $179,010,000 compared with $188,109,000 in 2009. The cost of sales declined in 2010 as a result of lower mining and marketing costs, but the decrease was partially offset by a stronger Canadian dollar compared to 2009. Treatment and refining charges in 2011 will increase slightly as terms have been settled at $56.00/5.60 compared with $46.50/4.65 in 2010.

Depreciation and depletion expenses were $30,042,000 in 2010 compared with $40,193,000 in 2009. The lower depreciation and depletion expense reflects a higher estimated residual value for plant and equipment at Kemess South based on an independent appraisal, which was finalized late in 2009.

Exploration expenditures during 2010 were $2,270,000, all of which were related to the Kemess Underground project. No further exploration was performed at Kemess South, compared to $55,000 in 2009, since the mine is approaching the end of its reserve life.

Capital expenditures decreased to $6,735,000 in 2010 compared to $7,553,000 in 2009. The most significant capital expenditures in 2010 were $3,633,000 for mill liners and $2,921,000 on the tailings dam construction.

Northgate Minerals Corp.
Annual Report 2010

Young- Davidson Project

In July 2010, Northgate achieved a significant milestone when it received notice from the Ontario Ministry of Northern Development, Mines and Forestry of acceptance of the Closure Plan for its Young-Davidson Project. The Closure Plan sets out the framework for the development, operation and ultimate closure of the Young-Davidson mine and outlines plans for rehabilitation of these areas affected by historic and future mining. Acceptance of the Closure Plan allowed Northgate to commence construction on the property. As a result, Northgate mobilized the appropriate resources to the site and broke ground in early August.

In addition, Northgate closed a $170 million convertible note offering in October 2010, which has provided the Corporation with sufficient funds to complete the construction of the Young-Davidson mine. At the end of February 2011, Northgate had 80% of the contracts awarded, 90% of the equipment purchase orders placed and 60% of the engineering completed. Currently, Young-Davidson remains on schedule and budget.

Northgate expects to invest an additional $300 million before production begins in 2012. Activities scheduled for 2011 include the completion of the major earthworks required for preparation of the project site, commissioning the new hoist and commencing sinking operations of a new shaft, erecting the process plant building and constructing the power line to energize the site by the end of the year.

Concurrent to construction activities, Northgate is also focusing on increasing the reserves on the property. The main Young-Davidson deposit is open to the west, east and at depth. Northgate has earmarked $2 million in 2011 for a 12,000 metre diamond drill program utilizing two surface drills. The main focus of the drill program is on the syenite-hosted gold mineralization in the newly-discovered YD West zone, which returned one of the best holes ever drilled on the Young-Davidson property in 2010.

Northgate Minerals Corp.
Annual Report 2010

Management’s Discussion & Analysis

Corporate Administration

At December 31, 2010, 7,725 tonnes of copper forward sales contracts were outstanding at an average price of Cdn$3.37 per pound for the period from January 2011 through April 2011. The fair value of these contracts at December 31, 2010 was a liability of $16,435,000, which is included in accounts payable and accrued liabilities. The change in fair value of the forward contracts during the year was a loss of $13,768,000. Northgate had no gold forward sales contracts outstanding at December 31, 2010.

Corporate administration costs in 2010 were $12,524,000 compared with $10,679,000 in 2009. Costs in Australia of $1,693,000 were largely consistent with 2009 despite the strengthening Australian dollar. Canadian corporate administration costs, consisting primarily of employee salaries, as well as ongoing compliance and investor relations costs, were $10,831,000 in 2010. The year-over-year increase of $1,904,000 is attributable to the stronger Canadian dollar and a higher non-cash expense related to Northgate’s employee stock option program. Both the number of options awarded in 2010 and their value (2,110,000 and Cdn$2.14 per share), determined using the Black-Scholes pricing model, increased from 2009 (1,616,000 and Cdn$0.61 per share), which resulted in a higher expense of $1,400,000.

Northgate granted a total of 2,110,000 options to employees in 2010, compared with 1,616,000 granted in 2009. At December 31, 2010, there were 7,342,200 options outstanding, of which 4,001,700 were exercisable.

Exploration costs in 2010 were $22,129,000 compared with $14,637,000 in 2009. In Canada, the exploration expense increased to $5,824,000 from $4,668,000 primarily due to the diamond drilling program initiated at Kemess Underground to more tightly define the 70+ million tonne higher-grade core of the Kemess North deposit. Exploration costs in Australia increased to $16,305,000 in 2010 compared with $9,969,000 in 2009 in support of ongoing efforts at both Fosterville and Stawell to identify additional areas of mineralization.

Northgate recognized an income tax expense of $15,732,000 for the year ended December 31, 2010, compared to $6,719,000 for the year ended December 31, 2009. The current income tax recovery in 2010 was $1,309,000 compared to a current income tax expense of $29,472,000 in 2009. The recovery in 2010 related to activities in Canada and resulted from a return of income taxes paid in 2010 for the 2009 taxation year, partially offset by British Columbia mineral taxes paid during the year. The Canadian operation will not be cash taxable in 2011 as the tax shields generated from the Young-Davidson development spending and Kemess reclamation activity will offset income generated from Kemess South. In Australia, the Corporation has sufficient tax shields such that the Australian operations are also not expected to be cash taxable in 2011.

The future income tax (“FIT”) expense was $17,041,000 for 2010 compared to a recovery of $22,753,000 in 2009. The FIT expense in Canada was $14,036,000 in 2010, which is largely caused by temporary differences relating to the development spending on Young-Davidson, which are capitalized as mineral property, plant and equipment for accounting purposes, but deductible as Canadian exploration expenditure for income tax purposes. The FIT expense in Australia was $3,005,000 in 2010, relating to a valuation allowance applied against certain tax shields, which are not expected to be utilized by Northgate based on the latest LOM projections.

Northgate Minerals Corp.
Annual Report 2010

Summary of Quarterly Results

The table below summarizes selected quarterly operating and financial results for the previous eight quarters.

	2010 Quarter Ended				2009 Quarter Ended
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Revenue	$148,701	$88,331	$122,737	$125,278	$110,698	$120,163	$130,297	$123,818
Earnings (loss)	(72,020)	(8,881)	4,260	4,937	(67,755)	(8,563)	5,402	21,410
Earnings (loss) per share
Basic	$(0.25)	$(0.03)	$0.01	$0.02	$(0.23)	$(0.03)	$0.02	$0.08
Diluted	$(0.25)	$(0.03)	$0.01	$0.02	$(0.23)	$(0.03)	$0.02	$0.08
Metal production
Gold (ounces)	66,077	64,999	68,275	73,362	80,753	80,791	93,377	107,477
Copper (000s pounds)	10,625	10,869	9,643	9,529	11,750	11,934	13,805	15,007
Realized metal prices
Gold ($/ounce)	1,393	1,234	1,274	1,128	1,181	982	924	935
Copper ($/pound)	4.27	3.96	2.42	3.49	3.54	3.39	2.65	2.07

In 2010, Northgate produced 272,713 ounces of gold. At Fosterville, record quarterly production was achieved in the second quarter before production was curtailed later in the year due to a re-design of ore reserves for several mining levels. At Stawell, the second quarter of the year saw a decrease in production due to complex geology of the orebody and poor reserve performance. Stawell’s quarterly performance improved in the second half of the year compared to the low in the second quarter. At Kemess South, gold production came in on plan in its final full year of operation. The net loss in the fourth quarter of 2010 was impacted by the mineral property impairment charge of $76,936,000 recorded at Fosterville.

In 2009, gold production was robust early in the year as higher-grade ore from the western end of the open pit at Kemess South was mined and processed. As production moved to the eastern end of the pit in the second half of the year, gold production at Kemess South declined significantly, consistent with plan, due to lower ore grades. The Australian sites saw strong production early in the year. However, geotechnical issues at Stawell necessitated a change in the stoping sequence and, as a result, lower-grade ore was mined in the second half of the year. At Fosterville, higher than expected dilution on some of the stopes mined in the second half of the year reduced the mill head grade and had a small impact on production. Net earnings were also higher than expected early in 2009 as a result of higher gold output and sales in addition to higher gold prices. The net loss in the third quarter of 2009 included a charge of $10,440,000 to recognize an other than temporary impairment on Northgate’s ARS investments. The net loss in the fourth quarter was due entirely to the mineral property impairment charge of $83,486,000 recorded at Fosterville.

Northgate Minerals Corp.
Annual Report 2010

Management’s Discussion & Analysis

Liquidity and Capital Resources

Cash and cash equivalents at December 31, 2010 was $334,840,000 compared with $253,544,000 at December 31, 2009. Working capital at December 31, 2010 was $271,731,000 compared with $173,806,000 at December 31, 2009. The increase in both liquidity measures was due primarily to the increase in cash and cash equivalents from proceeds of Northgate’s convertible senior notes offering in October 2010.

Cash flow from operations in 2010 declined to $87,285,000 from $187,161,000 in the prior year. The primary reason for the decline in cash flow from operations was a 42% decrease in annual gold production at Kemess South as the mine nears the end of its mine-life. Gold production at Stawell also decreased 17% from 2009 due to production challenges encountered during the year.

In October 2010, the Corporation completed a public offering of $170,000,000 convertible senior notes, including the exercise of a $20,000,000 over-allotment option by the underwriters. The notes mature on October 1, 2016 and will pay interest semi-annually at a rate of 3.50% per annum beginning on April 1, 2011.

Holders of the convertible senior notes may, within specified time periods, convert their notes prior to July 1, 2016 under specified circumstances. The initial conversion rate is 244.9780 common shares per $1,000 principal amount of notes, which represents an initial conversion price of approximately $4.08 per common share. The conversion rate, and thus the conversion price, will be subject to adjustment in certain circumstances. Northgate may, in lieu of delivery of common shares upon conversion of all or a portion of the convertible notes, elect to pay cash or a combination of cash and common shares.

The Corporation received net proceeds totalling $163,419,000 from the offering of the convertible senior notes, which will be used towards the development of the Young-Davidson mine.

On September 30, 2009, the Corporation issued 34,300,000 common shares to a syndicate of underwriters on a bought deal basis at a price of Cdn$2.92 per share for net proceeds of $88,516,000. The proceeds are being used towards the development of the Young-Davidson mine and for general corporate purposes.

Northgate believes that its working capital at December 31, 2010, together with future cash flow from operations, is sufficient to meet its normal operating requirements for the next year. There are no restrictions on the ability of the Corporation’s subsidiaries to transfer funds to Northgate.

Northgate’s investment management policy permits short-term excess cash to be invested in R1/P1/A1 rated investments including money market funds, direct obligation commercial paper, bankers’ acceptances and other highly rated short-term investment instruments, which are presented as cash and cash equivalents. Notwithstanding the flexibility of the short-term investment policy, all cash and cash equivalents are currently being held as cash with major banks and their subsidiaries in Canada and Australia.

Financial Instruments: Northgate has exposure to credit risk, liquidity risk and market risk from its use of financial instruments.

Credit Risk – Credit risk is the risk of potential loss to Northgate if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Northgate is exposed to credit risk from its receivables and investment securities. This risk may also arise on the copper forward contracts to which Northgate is a party.

In general, Northgate manages its credit exposure with respect to operational matters by transacting only with reputable, highly-rated counterparties. Northgate monitors the financial condition of its customers and counterparties to contracts.

Northgate Minerals Corp.
Annual Report 2010

Gold doré produced in Australia was sold exclusively to AGR Matthey, a reputable precious metal refiner. In early 2010, AGR Matthey wound up its joint venture with and ceded control of the refinery in Perth, Australia, to the Western Australia Mint, which is wholly-owned by the government of Western Australia. Northgate believes there are other buyers in the marketplace that would buy such production under approximately the same financial terms should its current sales agreement be terminated. Concentrate produced at Kemess South is sold under contract to Xstrata, a wholly-owned subsidiary of the publicly traded international mining company, Xstrata plc. Kemess South gold-copper concentrate is of a quality that is readily saleable to a number of smelters under current market conditions. In the event that Xstrata is unable to purchase the Kemess South concentrate, it could be sold to other smelters once appropriate logistical arrangements are put in place.

Northgate may also be exposed to credit risk on its copper forward contracts to the extent that the counterparty, Mitsui Bussan Commodities Ltd. (“Mitsui”), a reputable international commodities trading group, fails to meet its contractual obligations. Northgate has mitigated this risk by obtaining a parental guarantee from Mitsui’s parent company, Mitsui and Co., Ltd. of Japan. At December 31, 2010, there is no credit risk as the forward contracts are in a payable position and have been recognized as a liability.

Northgate limits its exposure to credit risk on investments by investing only in securities rated R1/P1/A1 for short-term investments and AAA for longer-term securities by credit rating agencies such as S&P and Moody’s. Management continually monitors the fair value of its investments to determine potential credit exposures. Any credit risk exposure on cash and cash equivalents is considered negligible as Northgate places deposits only with major established banks and their subsidiaries in Canada and Australia.

As at December 31, 2010, Northgate’s gross credit exposure is as follows:

	2010	2009
Cash and cash equivalents	$334,840	$253,544
Trade and other receivables	54,996	26,396
Restricted cash	40,441	27,544
Auction rate securities	36,003	37,702
	$466,280	$345,186

Liquidity Risk – Liquidity risk is the risk that Northgate will not be able to meet its financial obligations as they fall due. Northgate manages this risk such that it will have the ability to discharge its liabilities when due, both under normal and stressed conditions, without incurring significant losses or risking damage to Northgate’s reputation.

Northgate uses detailed cash forecasts to ensure cash is available to discharge its obligations when they come due. Cash needed for this purpose is invested in highly liquid investments.

Market Risk – Market risk is the risk that changes to: i) commodity prices; ii) foreign exchange rates; or, iii) interest rates, will affect Northgate’s income or the value of its financial instruments. Northgate actively manages this risk by executing strategies to limit excessive exposure to the extent possible while optimizing the return on investments designed to mitigate such risk. Northgate’s Board of Directors has established a Finance Committee, to assist the Board with its oversight responsibilities for financial risk management including the identification and analysis of market risks and potential strategies to mitigate such risks.

i.	Commodity Price Risk – Northgate is exposed to commodity price risk through the price of gold and copper and also through various input prices such as fuel, steel and electricity.

Northgate reviews major input prices on a regular basis and may enter into long-term contracts to mitigate price volatility. Northgate also monitors the price of the commodities it produces and considers the risk exposure to fluctuating prices. In managing that risk, Northgate is cognizant that investors generally seek exposure to the underlying commodities, particularly gold, through their investment in the Corporation’s common shares.

Northgate Minerals Corp.
Annual Report 2010

Management’s Discussion & Analysis

The value of Northgate’s copper forward sales contracts are exposed to the movement in the copper price. A change of $0.05 per pound in the forward price of copper would have changed the fair value of outstanding contracts at December 31, 2010 and consequently, earnings before income taxes by $846,000 (2009 – $1,839,000).

Northgate’s future gold production is fully unhedged and exposed to future price movements.

Gold and copper sales agreements include provisions where final prices are determined by quoted market prices in a period subsequent to the date of sale. Revenue and the related receivables are based on forward prices for the expected date of final settlement. These financial assets are therefore exposed to movements in the commodity price. A change of $0.05 per pound in the price of copper would have changed the related receivable as at December 31, 2010 and earnings before income taxes by $694,000 for the year ended December 31, 2010 (2009 – $505,000). A $10 per ounce change in the price of gold would have changed the related receivable as at December 31, 2010 and earnings before income taxes by $133,000 for the year ended December 31, 2010 (2009 – $320,000).

ii.

Foreign Exchange Rate Risk – Northgate is exposed to foreign exchange rate risk on its financial assets and liabilities denominated in Canadian dollars. Movements in the Canadian dollar relative to the US dollar may have a significant effect on future earnings. A 10% strengthening or weakening of the US dollar against the Canadian dollar as at December 31, 2010 would have decreased or increased earnings before income taxes by $23,423,000 for the year ended December 31, 2010 (2009 – $14,228,000). This analysis assumes that all other variables, in particular interest rates, remain constant.

Northgate is also exposed to the effect of movements in the Australian dollar relative to the US dollar, which may also have a significant effect on Northgate’s net investment in its Australian operations.

iii.

Interest Rate Risk – Northgate is exposed to interest rate risk on its Short-Term Loan (refer to the discussion on Short-Term Loan below), which bears interest at LIBOR plus 100 basis points. A change of 50 basis points in the LIBOR rate for the year ended December 31, 2010 would have changed earnings before income taxes by $207,000 for the year ended December 31, 2010 (2009 – $214,000). This assumes all other variables, in particular foreign currency rates, remain constant.

Equipment Financing: During 2010, Northgate secured a five-year equipment financing of $8,863,000 for the development of Young-Davidson. Northgate also continued to make significant investments in plant and equipment in Australia during 2010. Total purchases financed at Fosterville and Stawell for the year ended December 31, 2010 was $5,073,000 (2009 – $2,734,000) with three-year terms. At December 31, 2010, equipment financing obligations were $18,708,000 (2009 – $10,651,000), of which $7,945,000 will be paid in the upcoming year (2009 – $5,995,000).

Investments: At December 31, 2010, Northgate continued to hold auction rate securities (“ARS”), which are floating rate debt securities marketed by financial institutions with auction reset dates at 7, 28, or 35-day intervals to provide short-term liquidity. The par value of these securities held by the Corporation is $72,600,000. Beginning in August 2007, auctions for these ARS began to fail, and shortly thereafter attempts to conduct such auctions generally ceased. For the past several years, these securities could not be readily converted to cash for use by the Corporation to make capital investments or for other business purposes, although the underlying payment and other obligations of the original issuers of these securities remained intact, and these issuers or their guarantors continued to make regular interest payments to the Corporation. All ARS held by the Corporation were purchased on its behalf by Lehman Brothers Inc. (“Lehman Brothers”), acting in its capacity as broker agent of the Corporation using the limited discretion conferred on it. Based on representations from Lehman Brothers, the Corporation had believed that the securities conformed to its internal investment management policy.

Northgate Minerals Corp.
Annual Report 2010

On July 3, 2008, Northgate filed a Statement of Claim with the Financial Industry Regulatory Authority (“FINRA”) in New York, a self-regulatory organization with jurisdiction over customer-broker disputes, regarding alleged mishandling of the Corporation’s investment account (including the unauthorized purchase of auction rate securities) by Lehman Brothers. The Corporation has alleged that Lehman Brothers’ inappropriate conduct constituted, among other things, breach of contract, breach of fiduciary duty, fraudulent misrepresentation and abuse of discretionary authority. Lehman Brothers filed for bankruptcy in September of 2008. In order to preserve its right to claim against the Lehman Brothers estate at the appropriate stage of the bankruptcy administrative process, the Corporation has filed the necessary bankruptcy proofs of claim with the appropriate authorities in the US. The Corporation continues to work with its US legal counsel to collect and analyze additional information regarding the Lehman Brothers estate so as to be able to make an informed determination regarding a prudent course of action going forward.

Following the bankruptcy of Lehman, the Corporation retained an independent valuator (the “Valuator”) to assist with management’s assessment of the fair value of its ARS investments. The Valuator considered several factors in making such assessment, including the probability of future defaults by the respective issuers, the potential impact of recent events in the global financial markets, the relative seniority of each security within the capital structure of the relevant issuer, the credit position of financial guarantors and the value of investments and reserves held by the respective issuers.

The estimated fair value of the Corporation’s ARS holdings at December 31, 2010 was $36,003,000, which reflects a $1,699,000 decline from the estimated fair value of $37,702,000 at December 31, 2009. The Corporation recognized an other than temporary impairment of $374,000 for the year ended December 31, 2010 (2009 – $10,979,000), largely related to the further decline in value on the ARS investments issued by derivative product companies (companies involved in the issuance of credit default swaps). The conclusion for an other than temporary impairment is based on a variety of factors, including the very substantial decline in the estimated fair value of individual investments over an extended period, downgrades in issuer credit ratings, the absence of default insurance and continuing adversity in the credit and capital markets.

The Corporation assessed the overall decline in the estimated fair value related to its other holdings of Regulation XXX auction rate securities and concluded that the decline is temporary. The Corporation considered the fact that these particular securities have a lower probability of future default, continue to make interest payments, are insured by monoline insurance companies with a stable financial outlook and continue to maintain a credit rating above investment grade. Management also considered the senior rank of its holdings in the capital structures of the respective issuers and the fiduciary obligation of the major insurance companies who own the Regulation XXX entities as factors that improve the likelihood that these investments might eventually return to par value.

In February 2011, the Corporation sold its entire portfolio of ARS for total consideration of $40,940,000. The resulting gain of $4,936,000, being the excess of proceeds over the carrying value of the ARS, will be offset by the reclassification of previously unrealized losses from other comprehensive income to net earnings. The net impact on net earnings is expected to be immaterial.

Short-Term Loan: Northgate received from Lehman the Short-Term Loan collateralized by Northgate’s ARS investments subsequent to such ARS investments becoming illiquid.

As of December 31, 2010, the principal outstanding on the Short-Term Loan was $40,161,000 (2009 – $41,515,000). The Short-Term Loan matured on June 6, 2008. Northgate has continued to classify it as a current liability based on its original maturity date.

In February 2011, the Corporation repaid in full the Short-Term Loan outstanding with funds received from the sale of its portfolio of ARS.

Northgate Minerals Corp.
Annual Report 2010

Management’s Discussion & Analysis

Environmental Management

Northgate is committed to maintaining effective environmental management systems at each of its mining operations and exploration projects and conducts regular corporate environmental audits of all its properties.

Northgate regularly updates its estimate of future site reclamation and closure costs. The total provision at December 31, 2010 for site closure and reclamation is $47,913,000. The obligations per mine site are as follows:

	2010	2009
Kemess South mine	$35,581	$37,363
Fosterville Gold mine	5,543	4,530
Stawell Gold mine	5,305	5,081
Young-Davidson property	1,484	516
	$47,913	$47,490
Estimated undiscounted cash flows used to determine the total liability	$57,813	$52,373

Northgate had security bonds totalling Cdn$29,575,000 at December 31, 2010 (2009 – Cdn$18,659,000) posted in connection with its reclamation obligations for the Kemess South mine and the Young-Davidson property. The final security installment for the Kemess South mine required by the Government of British Columbia’s Ministry of Energy, Mines and Petroleum Resources (“MEMPR”) in accordance with the reclamation obligations, which was amended in 2002, was made in January 2010. A revised reclamation and closure plan was submitted to the MEMPR later in 2010.

Northgate also had cash deposits of A$10,460,000 (2009 – A$10,523,000) as security against performance guarantees relating to the future reclamation of Fosterville and Stawell at December 31, 2010.

Human Resources

Northgate’s success is in great part dependent on recruiting and retaining a competent, professional workforce. To motivate and maintain its workforce, Northgate offers a challenging and rewarding work environment, as well as a competitive compensation program comprised of salary, bonuses and benefits. Northgate also maintains a staff development and succession program for its key executives and operational management.

Northgate also offers a share option plan to key employees of the Corporation. At December 31, 2010, 7,342,200 options were outstanding under the plan. Each option will be for a term of not less than seven years, with vesting of 20% on the date of grant and 20% on the anniversary date of the grant over the next four years. An employee share purchase plan (“ESPP”) is also available to all full-time employees of the Corporation in Canada. Under the terms of the ESPP, each full-time employee can buy treasury shares up to 5% of their base salary at the current market price and Northgate will contribute additional shares equal to 50% of the employee’s contribution.

Hourly employees at Kemess South are members of the International Union of Operating Engineers (Local 115). In April 2008, a new three-year agreement was ratified, which will expire on December 31, 2011. The agreement includes an enhanced severance package, which provides for a lump-sum payment to an employee who remains at Kemess South until the employee’s last scheduled shift.

Northgate Minerals Corp.
Annual Report 2010

In April 2008, Northgate put in place Australian Workforce Agreements and a Greenfield agreement at Fosterville as part of the conversion to owner mining from contract mining. Virtually all of the employees of the contractor joined Northgate during this conversion. On July 1, 2009, a three-year collective agreement was ratified by the Employee Collective, covering 227 hourly employees.

On September 26, 2008, a new collective agreement was ratified by the Employee Collective, comprised of the 155 production and maintenance employees at Stawell. All employment conditions are secured for five years with the exception of wages, which will be reviewed after three years. This agreement replaced the previous three-year agreement that expired on September 26, 2008.

Contractual Obligations and Commitments

Northgate had the following contractual obligations and commitments as at December 31, 2010.

	1 Year	2–3 Years	4–5 Years	6+ Years	Total
Accounts payable and accrued liabilities	$77,100	$—	$—	$—	$77,100
Severance and long service leave [1,2]	16,442	347	1,105	2,240	20,134
Equipment financing obligations (including interest)	8,950	8,249	3,488	—	20,687
Operating leases	827	473	53	—	1,353
Unrealized loss on copper forward contracts [3]	16,561	—	—	—	16,561
Short-Term Loan [4]	40,161	—	—	—	40,161
Convertible senior note (including interest)	5,950	11,900	11,900	175,950	205,700
Asset retirement obligations [5]	23,657	5,177	18,322	10,657	57,813
Other liabilities	448	88	88	412	1,036
Closure bonding requirements	1,535	—	—	—	1,535

[1]

The estimated severance liability will be recognized ratably over the estimated period of service. As at December 31, 2010, accrued severance of $6,192,000 has been recognized in accounts payable and accrued liabilities.

[2]

The provision for long service leave included above is undiscounted. As at December 31, 2010, accrued long service leave of $9,658,000 has been recognized in accounts payable and accrued liabilities, and $2,424,000 has been recognized in other long-term liabilities.

[3]

The unrealized loss on copper forward contracts included above is undiscounted. As at December 31, 2010, an unrealized loss of $16,435,000 on copper forward contracts has been recognized in accounts payable and accrued liabilities.

[4]	The Short-Term Loan is secured by Northgate’s ARS investments. This amount represents the principal amount only. The loan bears interest at LIBOR plus 100 basis points.
[5]

The asset retirement obligations included above are undiscounted. The Kemess South and Young-Davidson portions of the asset retirement obligation are backed by Cdn$29,575,000 in security bonds included in other assets. The Fosterville and Stawell portion is backed by A$10,460,000 in security bonds also included in other assets.

Northgate has a sales agreement with Xstrata for the shipment and sale of Kemess South gold-copper concentrate. Under the terms of the agreement, treatment and refining charges are adjusted annually based on prevailing world terms, which have been settled at $46.50/4.65 for 2010 and $56.00/$5.60 for 2011 with no price participation fee. This agreement expires on March 31, 2011.

Northgate’s interest in Kemess South is subject to a 1.62% royalty on the value of payable metals produced.

Northgate also has an exclusive sales arrangement with the Western Australia Mint for gold doré bars produced at Fosterville and Stawell.

Northgate Minerals Corp.
Annual Report 2010

Management’s Discussion & Analysis

In July 2009, Northgate and the Matachewan First Nation (“MFN”) signed an Impact and Benefits Agreement (“IBA”), which establishes a framework within which the two parties have committed to work together to advance the permitting, development and operation of a mine on the Young-Davidson property. The IBA also sets out a variety of cooperative initiatives between the MFN and Northgate relating to employment, training and other business opportunities in connection with the Young-Davidson project.

Northgate has a commitment to reclaim land occupied by its mines once operational activities have ceased and is committed to reclaiming any disturbance as a result of exploration and development activities. The undiscounted costs for reclamation are currently $57,813,000. Reclamation for Kemess South is expected to take place primarily from 2011 to 2014 with some expenditures, such as monitoring, to continue afterwards. Mine expenditures at Fosterville and Stawell are expected to be spent between 2011 and 2015 with some expenditures to continue afterwards.

Northgate also has a commitment to reclaim the Young-Davidson property as per the mine production closure plan on record.

Controls and Procedures

Disclosure Controls and Procedures

Disclosure controls and procedures (“DCP”) are designed to provide reasonable assurance that information required to be disclosed by Northgate in reports filed with or submitted to various securities regulators is recorded, processed, summarized and reported within the time periods specified. This information is gathered and reported to Northgate’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), so that timely decisions can be made regarding disclosure.

Northgate’s management, under the supervision of, and with the participation of, the CEO and CFO, have designed and evaluated Northgate’s DCP, as required in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings. Based on this evaluation, the CEO and CFO have concluded that, as of the end of the period covered by this report, Northgate’s DCP were effective.

Internal Control Over Financial Reporting

Northgate’s management is responsible for designing, establishing and maintaining adequate internal control over financial reporting (“ICFR”). ICFR is a process designed by, or under the supervision of, senior management, and effected by the Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and preparation of Northgate’s consolidated financial statements in accordance with Canadian GAAP. These controls include policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Northgate;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian GAAP, and that receipts and expenditures are being made only in accordance with authorizations of management and directors of Northgate; and, provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Northgate’s assets that could have a material effect on the annual financial statements or  interim financial statements.

Northgate’s management, with the participation of the CEO and CFO, evaluated the effectiveness of the Corporation’s ICFR as of December 31, 2010. In making this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework.

Based upon its assessment, management concluded that, as of December 31, 2010, the Corporation’s ICFR was effective.

Northgate Minerals Corp.
Annual Report 2010

Northgate continually reviews and enhances its systems of controls and procedures. However, because of the inherent limitations in all control systems, management acknowledges that ICFR will not prevent or detect all misstatements due to error or fraud.

Changes in Internal Control over Financial Reporting

No changes were made in Northgate’s ICFR during the year ended December 31, 2010, that have materially affected, or are reasonably likely to affect, the Corporation’s ICFR.

Risks and Uncertainties

Commodity Prices, Foreign Exchange and Interest Rates

At Kemess South, future revenues are dependent on the prices of gold and copper on world markets, the level of treatment and refining, price participation charges of custom smelters for processing concentrate and rail, truck and ocean freight rates associated with delivering this concentrate to market. These prices and charges can vary significantly from year to year and affect revenues and earnings. Operating costs at the mine are largely denominated in Canadian dollars and, as a result, future US dollar earnings will be directly affected by fluctuations in the US$/Cdn$ exchange rate to the extent that these costs are not hedged with foreign currency instruments.

At Fosterville and Stawell, future revenues are dependent on the Australian dollar price of gold. Operating costs at Fosterville and Stawell are largely denominated in Australian dollars and, as a result, future US dollar earnings will be directly affected by fluctuations in the US$/A$ exchange rate to the extent that these costs are not hedged with foreign currency instruments.

Fluctuations in interest rates can affect Northgate’s results of operations and cash flows. Loans and cash balances are subject to variable interest rates while capital lease agreements are subject to fixed interest rates.

The following table shows the approximate impact on Northgate’s 2011 operating cash flow of variations in commodity prices and exchange rates, based on the projected production at the Kemess South, Fosterville and Stawell mines in 2011, if the change was to remain in effect for the full year. These impacts include the effect of copper derivatives that Northgate had entered into as of December 31, 2010.

		Impact on
	Change	Operating Cash Flow (millions)
US$/A$ exchange rate	$0.02	$3.5
Gold price	$10 per ounce	$2.0
US$/Cdn$ exchange rate	$0.02	$0.1

Uncertainty of Ore Reserves and Mineral Resources

Although Northgate has carefully prepared the mineral reserve and resource figures included herein and believe that the methods of estimating mineral reserves and resources have been verified by mining experience and production history, such figures are estimates and no assurance can be given that the indicated levels of recovery of gold and copper will be realized. The ore grade actually recovered by Northgate may differ from the estimated grades of the mineral reserves and resources. Such figures have been determined based upon assumed gold and copper prices and operating costs. Market price fluctuations of gold and copper, as well as increased production costs or reduced recovery rates, may negatively impact the economic viability of reserves containing low grades of mineralization and may ultimately result in a restatement of reserves. Short-term factors that can impact the ore reserves, such as the need for orderly development of orebodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

Mineral resources estimated for properties that have not commenced production are based, in most instances, on very limited and widely-spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. Accordingly, such estimates may require revision as more drilling information becomes available or as actual production experience is gained.

Northgate Minerals Corp.
Annual Report 2010

Management’s Discussion & Analysis

Mining Risks and Insurance

The business of mining is generally subject to certain types of risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geotechnical occurrences and changes in the regulatory environment. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Northgate carries insurance to protect itself against certain risks of mining and processing in amounts that it considers to be adequate, but which may not provide adequate coverage in certain unforeseen circumstances. However, Northgate may become subject to liability for pollution or other hazards against which it cannot insure or against which it may elect not to insure, because of high premium costs or other reasons. Northgate may also become subject to liabilities, which exceed policy limits. In such cases, Northgate may be required to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Legal

Northgate is subject to various legal claims, judgments, potential claims and complaints, including unexpected environmental remediation costs in excess of current reserves, arising out of the normal course of business. While Northgate believes that unfavourable decisions in any pending procedures or the threat of procedures related to any future assessment, or any amount it might be required to pay, will not have a material adverse effect on its financial condition, there is a risk that if such decisions are determined adversely to Northgate, they could have a material adverse effect on its profitability.

Northgate’s mining operations and exploration activities are subject to extensive federal, provincial and state regulations in Canada and Australia governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, water disposal, toxic substances, environmental protection, mine safety, relationships with Aboriginal groups and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating and closing mines and other facilities. Northgate believes that it is in substantial compliance with all current laws and regulations. However, such laws and regulations are subject to change. Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation or interpretation thereof could have a material adverse impact on Northgate, cause a reduction in levels of production and delay or prevent the development of new mining properties.

Access to Capital

To fund its growth, Northgate is often dependent on securing the necessary capital through debt or equity financings. The availability of this capital is subject to general economic conditions and lender and investor interest in Northgate and its projects. To increase its access to capital, Northgate maintains relationships with key financial participants and has an active investor relations program in order to inform institutional and retail investors and other stakeholders.

On July 2, 2010, Northgate renewed its short-form base shelf prospectus originally filed on June 6, 2008 with the Securities Commissions in each of the provinces and territories of Canada, except Quebec, and a corresponding amendment to its shelf registration in the United States. This prospectus will allow Northgate to make offerings of debt securities, common shares, warrants to purchase common shares and warrants to purchase debt securities, share purchase contracts, share purchase or equity units, subscription receipts, preference shares and units (all of the foregoing, collectively, the "Securities") or any combination thereof up to an aggregate offering size of Cdn$250,000,000 over a 25-month period. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement. The net proceeds from the sale of the Securities will be used to fund capital expenditures, development and construction expenditures, exploration activities, potential future acquisitions and for general corporate purposes.

Northgate Minerals Corp.
Annual Report 2010

In October 2010, Northgate completed a public offering of $170,000,000 convertible senior notes for net proceeds of $163,419,000 to be used in the development of the Young-Davidson mine and for general corporate purposes. Accordingly, the shelf prospectus could be utilized for an aggregate offering size up to approximately Cdn$77,000,000 until expiration of the prospectus on July 11, 2012.

Labour Matters

Northgate is dependent upon its workforce to conduct its operations. Northgate’s three operating mines have programs to recruit and train the necessary manpower for their operations, but each mine’s output may be affected by strikes, lockouts and other work stoppages at and around each mine.

Critical Accounting Estimates

Northgate’s accounting policies are described in note 2 to the consolidated financial statements. These consolidated financial statements are prepared in accordance with Canadian GAAP, which require Northgate to make various judgments with respect to certain estimates and assumptions. The following policies are considered by management to be most critical in understanding the judgments that are involved in the preparation of Northgate’s consolidated financial statements and the uncertainties inherent within them.

Revenue Recognition

Northgate recognizes revenue from the sale of its Kemess South concentrate upon transfer of title and delivery at the receiving smelter, which usually occurs at the earlier of delivery of concentrate at the loading port or receipt of provisional payment from the buyer. Sales of gold-copper concentrate are based on specific sales agreements and are subject to adjustment upon final settlement of shipment weights, assays and metal prices. In addition, sales agreements include provisions where final prices are determined by quoted market prices in a period subsequent to the date of sale. Revenues are initially recorded at the time of sale based on forward prices for the expected date of final settlement. Subsequent variations to weights, assays and metal prices are recognized in revenue each period end and in the period of final settlement.

Northgate recognizes revenue from the sale of its gold doré from Fosterville and Stawell upon delivery, which occurs when the doré is picked up by the customer’s agent at the mine-site. Sales of gold doré are based on specific sales agreements and are subject to adjustment upon final settlement of shipment weights and assays. Revenues are recorded at the time of sale based on the spot price at the date of delivery. Final pricing and payment generally occurs within three days of delivery. Subsequent variations to weights, assays and metal prices are recognized in revenue each period end.

Site Closure and Reclamation Costs

Minimum standards for site closure and mine reclamation have been established by various governmental agencies that affect certain operations of the Corporation. Northgate accounts for reclamation liabilities by recognizing any statutory, contractual or other legal obligations related to the retirement of tangible long- lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. The determination of site closure and reclamation costs require assumptions with respect to future estimated costs, discount rates and inflation rates, changes in which can materially affect the recognized amount of the liability. These obligations are measured initially at fair value and the resulting costs are capitalized into the carrying value of the related asset.

In subsequent periods, the liability is adjusted for the accretion of the discount and any changes in the estimated amount or timing of costs. Upward revisions in the amount of undiscounted estimated cash flows are discounted using the current credit-adjusted risk-free rate. Downward revisions in the amount of undiscounted estimated cash flows are discounted using the credit-adjusted risk-free rate that existed when the original liability was incurred. The asset retirement cost is assigned to the related asset and amortized to net earnings over the life of the asset.

Northgate Minerals Corp.
Annual Report 2010

Management’s Discussion & Analysis

Mineral Property Costs

Northgate records mine development expenditures at cost and acquired mineral properties at the fair value at the time they were acquired. The fair values of acquired mineral properties are based on independent valuations and reflect the nature and amount of material interests believed to be contained or potentially contained in properties to which they relate.

A significant portion of Northgate’s mineral property is depreciated on a unit-of-production basis. Under the unit-of-production basis, the calculation of depreciation and depletion of mineral property, plant and equipment is based on the amount of proven and probable reserves expected to be recovered. If these estimates of reserves prove to be inaccurate, or if Northgate revises its mining plan reducing the amount of reserves expected to be recovered, Northgate could be required to increase or decrease the amount of future depreciation, depletion and amortization expenses, or could be required to write down the recorded value of its mineral property, plant and equipment.

In addition, Canadian GAAP requires Northgate to consider at the end of each accounting period whether events or changes in circumstances indicate that the carrying amount of its long-lived assets may not be recoverable. When such indicators are identified, impairment testing is carried out where the carrying value of Northgate’s asset groups, the lowest level of assets and liabilities for which there are independent identifiable cash flows, is compared to the related undiscounted expected future cash flows expected from the use and eventual disposition of the corresponding assets and liabilities.

The determination of expected future cash flows are based on detailed mine plans and requires significant judgment and estimates with respect to metal prices, foreign exchange rates, operating costs as well as the residual value of assets. For the recoverability tests carried out at December 31, 2010, metal price assumptions for Kemess South were $1,300/oz to $1,350/oz for gold and $3.50/lb to $4.25/lb for copper in 2011, and gold price assumptions for Fosterville and Stawell were A$1,350/oz for 2011, A$1,300/oz for 2012 to 2013, A$1,250/oz for 2014 to 2015 and A$1,200/oz thereafter. Changes in these assumptions can materially affect actual future results.

If Northgate determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate due to reductions in the price of gold and copper, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because Northgate has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, Northgate would be required to write down the recorded value of its mineral property, plant and equipment, which would reduce Northgate’s earnings and net assets.

The mineral properties for which there are no independent identifiable cash flows are assessed for impairment on other factors that may indicate the need for a write-down.

Auction Rate Securities

Northgate records its investment in ARS at estimated fair value. In estimating the fair value of ARS, several variables are considered, including the probability of future defaults, the impact of ongoing events in the global financial markets, the relative seniority of each ARS within the capital structure of the issuer, the credit circumstances of financial guarantors, and the value of investments and reserves held by the issuer.

A decline in the estimated fair value of the ARS that is determined to be temporary is recorded in other comprehensive income in the period when the impairment occurred. In determining if a decline in estimated fair value is temporary, Northgate considers whether interest payments continue to be made, the probability of future defaults, the credit rating of the issuer and the existence of financial guarantors. Northgate also considers the senior rank of its holdings in the issuers’ capital structure and the fiduciary obligation and financial capacity of companies who own the issuers.

Northgate Minerals Corp.
Annual Report 2010

A decline in estimated fair value that is determined to be other than temporary is recognized in earnings in the period in which the impairment occurred. In determining whether an impairment is other than temporary, Northgate considers various factors, including a substantial decline in estimated fair value for an extended period of time, issuer defaults on interest payments, the presence of default insurance, significant downgrades in the credit rating of the issuer and adverse market conditions, which have negatively impacted individual securities.

Valuation Allowance

Northgate recognizes future tax assets associated with tax loss carry forwards and other tax deductions only if it is more likely than not that the related benefits will be realized in the future. The evaluation of whether future tax assets should be recognized is based on expected future income for tax purposes. The determination of expected future income for tax purposes requires significant judgments and estimates with respect to metal prices, foreign exchange rates and operating costs. Changes in those assumptions can materially affect the recognized amount of a future income tax asset. In future years, if Northgate determines it is no longer more likely than not that the benefit of its future tax assets will be realized, it would be required to set up a valuation allowance with a corresponding future income tax expense in results from operations.

Future Changes in Accounting Policies

Conversion to International Financial Reporting Standards (“IFRS”)

On February 13, 2008, the Accounting Standards Board confirmed that publicly accountable entities will be required to prepare financial statements in accordance with IFRS for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. Several existing Canadian standards have converged with IFRS before the transition date. Other IFRS will be adopted for the first time on January 1, 2011. Northgate’s financial statements for the quarter ended March 31, 2011, including comparative amounts, will be prepared in accordance with IFRS.

Northgate’s IFRS conversion plan has been reviewed with the Audit Committee and includes an assessment of the impact of the conversion on the consolidated financial statements and related disclosures. The plan also considers the impact of the conversion on the Corporation’s information technology systems, ICFR, DCP and business activities that may be influenced by GAAP measurements. Northgate’s conversion plan is set out in four phases:

•	Phase 1 – Project planning and preliminary study;
•	Phase 2 – Detailed gap and impact analysis;
•	Phase 3 – Strategy and solutions identification; and,
•	Phase 4 – Solutions development and implementation.

Training has been provided to the Corporation’s Audit Committee and its corporate finance employees in Canada. The plan also includes an analysis of the impact of IFRS on Northgate’s current accounting policies as changes in accounting policy are likely and may materially impact the financial statements.

Northgate has completed Phase 1 and Phase 3 concurrently and is undertaking Phase 2 and Phase 4, which involve a detailed analysis of IFRS by topic and preparation of the opening balance sheet. Detailed gap analysis has confirmed the following as high-impact areas: mineral property, plant and equipment, including impairment, site closure and reclamation provision, convertible senior notes and income taxes. Preliminary quantitative assessments of the material adjustments to Northgate’s IFRS opening balance sheet are described below. The final adjustments may differ from the preliminary calculations as management continues to evaluate policy choices and monitor ongoing projects by the International Accounting Standards Board that could affect the ultimate differences between Canadian GAAP and IFRS.

Northgate Minerals Corp.
Annual Report 2010

Management’s Discussion & Analysis

Property, plant and equipment and IFRS 1 Fair value as deemed cost election

IFRS and GAAP contain the same basic principles of accounting for property, plant and equipment. However, differences in application do exist. For example, IFRS requires that each component of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item must be depreciated separately over its useful life. While Canadian GAAP contains similar requirements, in practice, the concept is applied less stringently. This method of componentizing property, plant and equipment may result in an increase in the number of components that are recorded and depreciated and, as a result, may impact the calculation of depreciation expense.

Upon transition to IFRS, an entity has the elective option to reset the cost of its property, plant and equipment based on fair value in accordance with the provisions of IFRS 1 and to use either the cost model or the revaluation model to measure its property, plant and equipment subsequent to transition. Northgate currently intends to apply the IFRS 1 election and reset the Kemess South mine plant and equipment at fair value upon transition to IFRS on January 1, 2010, and to use the cost model to measure all of Northgate’s property, plant and equipment subsequent to transition.

Based on preliminary calculations, applying the IFRS 1 election will result in an increase of approximately $30 million to the mineral property, plant and equipment carrying value as at January 1, 2010.

Impairment of long-lived assets

International Accounting Standards (“IAS”) 36, Impairment of Assets, uses a one-step approach for testing and measuring asset impairments, with asset carrying values being compared to the higher of value in use and fair value less costs to sell. Value in use is defined as being equal to the present value of future cash flows expected to be derived from the asset in its current state. In the absence of an active market, fair value less costs to sell may also be determined using discounted cash flows. The use of discounted cash flows under IFRS to test and measure asset impairment differs from Canadian GAAP where undiscounted future cash flows are used to compare against the asset’s carrying value to determine if impairment exists. This may result in more frequent write-downs in the carrying value of assets under IFRS since asset carrying values that were previously supported under Canadian GAAP based on undiscounted cash flows may not be supported on a discounted cash flow basis under IFRS. However, under IAS 36, previous impairment losses may be reversed where circumstances change such that the impairment has reduced. This also differs from Canadian GAAP, which prohibits the reversal of previously recognized impairment losses.

Northgate has determined that the long-lived assets at Stawell, not impaired under Canadian GAAP, are likely impaired under IFRS as of January 1, 2010. The impairment under IFRS is currently estimated to be approximately $40 million, which would result in a retained earnings adjustment on the date of transition. Furthermore, for the year ended December 31, 2010, an additional impairment of approximately $5 million is expected to be recognized for IFRS purposes.

Site closure and reclamation provision

IFRS requires the recognition of a provision on the basis of a legal or constructive obligation arising from a past event, if there is a probable outflow of resources and the amount can be estimated reliably. The threshold for recognition of a provision under Canadian GAAP is higher than under IFRS as liabilities for restructuring and site closure and reclamation provision are recognized only when there is a legal obligation. In addition, in estimating the reclamation costs, Canadian GAAP requires the use of third-party costs whereas the estimate under IFRS is based on the entity’s best estimate. Furthermore, in calculating the provision, IFRS requires the use of the current market-based discount rate at each reporting date whereas Canadian GAAP requires the use of the entity’s credit-adjusted risk free rate, which is revised only when there is an upward revision in expected cash outflows.

Northgate Minerals Corp.
Annual Report 2010

Upon transition to IFRS, an entity has the elective option to use a simplified method to calculate the net book value of the asset retirement obligation asset. Northgate currently intends to apply this election upon transition to IFRS and currently estimates the transition adjustment to be approximately a $2 million increase to the site closure and reclamation provision.

Income taxes

Under IFRS, there is an exemption whereby a deferred tax liability (asset) is not recognized if it arises from the initial recognition of an asset or liability in a transaction that is not a business combination and at the time of the transaction affects neither accounting profit nor taxable profit. This exemption does not exist under Canadian GAAP. Under Canadian GAAP, if the cost of acquiring an asset differs from its tax base, the cost of future income taxes recognized at the time of the acquisition will adjust the cost of the asset (using the “simultaneous equations” method). This difference will have an impact on Northgate’s historic asset acquisitions that are not considered to be business combinations, and will result in a lower carrying value of the asset acquired and the deferred tax liability under IFRS.

Under IFRS, a deferred tax liability (asset) is recognized for exchange gains and losses related to non-monetary assets and liabilities that are re-measured into the functional currency using historical exchange rates or indexing for tax purposes. Under Canadian GAAP, there is no deferred tax impact for a temporary difference arising from the difference between the historical exchange rate and the current exchange rate translations on the cost of non-monetary assets and liabilities of integrated foreign operations. This difference will affect Northgate’s Canadian operations whose functional currency under IFRS is assessed to be the US dollar; however, the tax pools of the Canadian entity are denominated in Canadian dollars. Accordingly, a deferred tax will be recognized on the non-monetary assets (i.e. mineral property, plant and equipment) for foreign exchange translation gains and losses between the historical exchange rates and the spot rate at period end.

Under Canadian GAAP, future income taxes are separately classified as current and long-term on the balance sheet. Under IFRS, deferred income taxes are classified as long-term. Therefore, upon IFRS transition, a reclassification adjustment will be made to present all current deferred taxes as long-term.

Lastly, all transitional adjustments to the Corporation’s opening IFRS balance sheet as of January 1, 2010 will result in a corresponding adjustment to the deferred tax asset or liability established based on the adjustment to the accounting carrying values. The quantitative calculations of IFRS adoption related to income taxes are currently being carried out.

Convertible senior notes

Where a company may choose to settle in cash or shares (or a combination thereof) upon conversion of the debt by the holder, IFRS considers the conversion feature to be an embedded derivative, which must be separately accounted for at fair value on initial recognition and at each subsequent period end. The debt component on initial recognition is calculated as the residual between the amount of proceeds of the convertible debt and the fair value of the conversion feature. Transaction costs are allocated pro-rata between the debt and embedded derivative liability. Transaction costs related to the debt component are recorded against the liability, and the transaction costs related to the conversion feature are immediately expensed through earnings because this component is measured at fair value through profit or loss. Subsequent to initial recognition, the debt component is accreted at the effective interest rate while the option component is re-measured at fair value at each period end.

Northgate issued $170,000,000 convertible senior notes in October 2010 with the option to elect to pay cash or a combination of cash and common shares upon conversion. Under Canadian GAAP, the convertible debt is considered to be a compound financial instrument with a debt and equity component. The debt component was calculated as the net present value of the Corporation’s contractual obligation to make principal and interest payments, discounted at the market interest rate on similar borrowings but without the conversion feature. The equity portion was calculated as the residual between the proceeds and the fair value of the debt component. Transaction costs were prorated between the debt and equity components. Subsequent to initial recognition, the debt component is accreted at the effective interest rate and the equity component is not re-measured.

Northgate Minerals Corp.
Annual Report 2010

Management’s Discussion & Analysis

For IFRS purposes, Northgate will account for the convertible debt as a liability with an embedded derivative measured at fair value. Therefore, the carrying values of the debt and derivative components may be materially different from those under Canadian GAAP. The Corporation is currently in the process of quantifying the impact to its December 31, 2010 IFRS financial statements. There is no impact on the opening IFRS balance sheet as the convertible notes were issued in October 2010.

IFRS 1, First-time adoption of International Financial Reporting Standards

IFRS 1 provides the framework for the first-time adoption of IFRS and specifies that, in general, an entity shall apply the principles under IFRS retrospective. IFRS 1 also specifies that the adjustments that arise on retrospective conversion to IFRS from other GAAP should be directly recognized in retained earnings. Certain optional exemptions and mandatory exceptions to retrospective application are provided for under IFRS 1.

Northgate currently expects to apply the following optional exemptions:

  For certain plant and equipment, fair value at the transition date will be used as the deemed cost under IFRS;

  Northgate will set the cumulative foreign currency translation account to nil;

  Northgate will not restate business combinations prior to January 1, 2010;

  Northgate will apply the simplified method of calculating the net book value of the asset retirement obligation asset on the date of transition; and,

  Northgate will not apply IFRS 2, Share-Based Payments, to equity instruments granted on or before November 7, 2002 or which vested before January 1, 2010.

Internal Control over Financial Reporting and Disclosure Controls and Procedures

As the review of IFRS accounting policies is completed, appropriate changes to ensure the integrity of ICFR and DCP will be made. For example, any changes in accounting policies could result in additional controls or procedures being required to address reporting of first-time adoption as well as ongoing IFRS reporting requirements. At this point, Northgate has not identified any potential changes in accounting policies that would have a material impact on the Corporation’s internal control over financial reporting. The Corporation will ensure that its key stakeholders are informed about the anticipated effects of the IFRS transition.

Information Technology (“IT”) Systems

The transition to IFRS is currently not expected to have a material impact on Northgate’s IT systems. Northgate’s Australian operations converted to IFRS from Australian GAAP in 2005 and, thus, the transition to IFRS will not require any significant changes in Australia. Production at Kemess South in Canada is currently anticipated to be complete in 2011 and, accordingly, changes are expected to be nominal. The IT system that has been selected and implemented for Young-Davidson and Corporate is capable of and designed to report under IFRS.

Business Activities

The transition to IFRS may have an impact on Northgate’s business activities where agreements make references to GAAP-based financial measures. Currently, no material impacts on business activities have been identified.

Overall, Northgate’s IFRS transition is progressing in line with the conversion plan. Management expects to complete its first interim consolidated financial statements prepared under IFRS for the three months ended March 31, 2011 with no significant issues or delay.

Northgate Minerals Corp.
Annual Report 2010

Non-GAAP Measures

Adjusted Net Earnings

The Corporation has prepared a calculation of adjusted net earnings, which has removed certain non-cash adjustments from its Canadian GAAP calculation of net earnings, as it believes this may be a useful indicator to investors. Adjusted net earnings may not be comparable to other similarly titled measures of other companies.

(Expressed in thousands of US$, except share amounts)	2010	2009
Net loss	$(71,704)	$(49,506)
Adjustments
Write-down of ARS	374	10,979
Write-down of mineral properties, net of tax	80,411	84,849
Fair value adjustment on copper forward contracts, net of tax	10,103	26,869
Adjusted net earnings	19,184	73,191
Diluted common shares outstanding	292,205,521	265,335,675
Adjusted net earnings per diluted common share	$0.07	$0.28

Cash Cost

Northgate has included net cash costs of production per ounce of gold in the discussion of its results from operations, because it believes that these figures are a useful indicator to investors and management of a mine’s performance as they provide: (i) a measure of the mine’s cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold; (ii) the trend in costs as the mine matures; and, (iii) an internal benchmark of performance to allow for comparison against other mines. However, cash costs of production should not be considered as an alternative to net earnings or to other Canadian GAAP measures and may not be comparable to other similarly titled measures of other companies. A reconciliation of net cash costs per ounce of production to amounts reported in the Statement of Operations is shown in the table below.

2010	Fosterville	Stawell	Kemess South	Combined
Gold production (ounces)	100,441	71,482	100,790	272,713
Cost of sales	$74,145	$69,403	$179,010	$322,558
Change in inventories and other	(1)	(103)	360	256
Gross copper and silver revenue	—	(69)	(142,802)	(142,871)
Total cash cost	$74,144	$69,231	$36,568	$179,943
Cash cost per ounce	$738	$969	$363	$660

2009	Fosterville	Stawell	Kemess South	Combined
Gold production (ounces)	103,360	85,998	173,040	362,398
Cost of sales	$59,693	$52,998	$188,109	$300,800
Change in inventories and other	(152)	(51)	(5,507)	(5,710)
Gross copper and silver revenue	—	—	(122,300)	(122,300)
Total cash cost	$59,541	$52,947	$60,302	$172,790
Cash cost per ounce	$576	$616	$348	$477

Northgate Minerals Corp.
Annual Report 2010

Management’s Discussion & Analysis

Cautionary Note Regarding Forward-Looking Statements and Information:

This Northgate MD&A contains "forward-looking information", as such term is defined in applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning Northgate's future financial or operating performance and other statements that express management's expectations or estimates of future developments, circumstances or results. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "expects", "believes", "anticipates", "budget", "scheduled", "estimates", "forecasts", "intends", "plans" and variations of such words and phrases, or by statements that certain actions, events or results "may", "will", "could", "would" or "might" "be taken", "occur" or "be achieved". Forward-looking information is based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which Northgate operates, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. Northgate cautions that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Northgate's actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to, gold and copper price volatility; fluctuations in foreign exchange rates and interest rates; the impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs and timing of construction and development of new deposits; and the success of exploration and permitting activities. In addition, the factors described or referred to in the section entitled "Risk Factors" in Northgate's Annual Information Form for the year ended December 31, 2010 or under the heading "Risks and Uncertainties" in Northgate's 2010 Annual Report, both of which are available on the SEDAR website at www.sedar.com, should be reviewed in conjunction with the information found in this MD&A. Although Northgate has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this MD&A is made as of the date of this MD&A, and Northgate disclaims any intention or obligation to update or revise such information, except as required by applicable law.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

The Corporation prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources in this MD&A are defined in accordance with National Instrument 43-101-Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. The Corporation uses certain terms, such as, “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves”, that the SEC does not recognize (these terms may be used in this MD&A and are included in the Corporation’s public filings, which have been filed with securities commissions or similar authorities in Canada).

Northgate Minerals Corp.
Annual Report 2010